Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated August 14, 2026 to the Form 20-F of Mint Incorporation Limited, relating to the audit of the consolidated balance sheets of Mint Incorporation Limited and its subsidiaries (the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
August 14, 2026	Certified Public Accountants
PCAOB ID: 1171